Exhibit 99.1

EliteCPA P.C. 200 Centennial Ave, Suite 106, Piscataway, NJ 08854 Tel: (732)896 0272, Website: www.EliteCPAPC.com

June 5, 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: QMMM Holdings Limited

We have resigned from our position as the auditor of QMMM effective June 5, 2026.

We have read the statements made by QMMM in Item 1 of this Form 6-K regarding the change in auditors. We agree with such statements made regarding our firm. We have no basis to agree or disagree with other statements of this Form 6-K.

Very truly yours,

/s/ EliteCPA P.C.

Certified Public Accountants

PCAOB Number: 7238

We have served as the Company’s auditor since December 2025.

Piscataway, New Jersey

1 / 1